File No. 70-9773

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                        Post-Effective Amendment No. 1 to
                                    Form U-1
                                   Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                             National Grid Group plc
                               15 Marylebone Road
                                  London NWI5JD
                                 United Kingdom

                     (Name of company filing this statement
                   and address of principal executive offices)
                    ----------------------------------------

                             National Grid Group plc
                    (Name of top registered holding company)
                    ----------------------------------------

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518

                     (Name and address of agent for service)

The Commission is also requested to send copies of any communication in connection with this matter to:

                         Thomas B. Reems LeBoeuf, Lamb,
                             Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                           Washington, D.C. 20009-5728
                            Telephone: (202) 986-8000
                            Facsimile: (202) 986-8102

     On October 16, 2000, National Grid Group plc ("National Grid") submitted a declaration on Form U-1, which was subsequently amended on December 20, 2000, seeking authority for National Grid to solicit proxies from its shareholders in relation to the proposed acquisition of Niagara Mohawk Holdings, Inc. ("NiMo") by National Grid. The Securities and Exchange Commission ("Commission") issued an order authorizing the proxy solicitation on December 21, 2000 in Holding Co. Act Release No. 27312. As described in the previous applications under this file, National Grid must also solicit proxies in relation to the creation of a new holding company above National Grid, New National Grid plc ("New National Grid") and now seeks the authority to do so.

Item 1.   Description of the Proposed Transaction

A.   The Proposed Scheme

     In an Application/Declaration filed with the Commission on February 6, 2001 (File No. 70-9849), National Grid seeks authorization to effect The Agreement and Plan of Merger and Scheme of Arrangement by and among National Grid, NiMo, New National Grid, and Grid Delaware, Inc. ("Grid Delaware") dated as of September 4, 2000 and amended December 1, 2000 ("Merger Agreement") and other related transactions. The Merger Agreement contemplates a scheme of arrangement under Section 425 of the Companies Act 1985 (U.K.) ("Scheme") and a merger which taken together will result in the creation of New National Grid, a new holding company for National Grid and its subsidiaries, and the acquisition by New National Grid of NiMo.

     The Scheme involves canceling and exchanging National Grid's existing shares for shares of New National Grid, with National Grid becoming a wholly owned subsidiary of New National Grid. The Merger Agreement contemplates that Grid Delaware, a wholly owned subsidiary of New National Grid, will merge into NiMo with NiMo surviving. Upon the closing of the Merger, NiMo will be a subsidiary of New National Grid and will subsequently be transferred to become a wholly-owned subsidiary of National Grid USA, a registered holding company. It is intended that the Scheme and Merger taken together will qualify as a tax-free transaction within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended. The Scheme will be implemented immediately prior to the Merger.

     The introduction of a new holding company, New National Grid, is intended to give National Grid the flexibility to increase the cash portion of the consideration paid to NiMo shareholders in the proposed merger without jeopardizing the tax free nature of the transaction for NiMo shareholders who elect to exchange their shares in NiMo for shares in New National Grid, should the shareholders in aggregate elect to receive more than one-fifth of the consideration for their NiMo shares in cash.

B.   Scheme Approval

     National Grid must submit the proposed proxy solicitation materials to the UK Listing Authority for comment and review. National Grid must also submit to the High Court the documents convening the necessary shareholder meetings, which are referred to as the "Scheme Circular." The approval of the High Court, which was not a precondition of proxy solicitation materials in relation to the proposed acquisition of NiMo, is necessary in this instance because the Scheme will take place pursuant to a court-sanctioned scheme of arrangements under
Section 425 of the Companies Act of 1985 (U.K.).

     National Grid shareholders must approve the Scheme at two meetings, which will be held at a single location on the same day. The first meeting (the "Court Meeting") is ordered by the High Court. For the Scheme to be effective, the Scheme must receive the affirmative vote of a simple majority in number of those National Grid shareholders present and voting (either in person or by proxy) at the Court Meeting representing not less than 75 percent of the number of National Grid shares held by such National Grid shareholders. At the second meeting, the Extraordinary General Meeting, the shareholders must pass a special resolution enabling the Scheme. In order to pass this resolution, at least 75 percent of the votes cast by National Grid shareholders must be in favor of the resolution. After National Grid's shareholders have approved the resolution, there will be a second hearing before the High Court to finally sanction the Scheme.

C.   Proxy Solicitations

     National Grid must send the Scheme Circular to its shareholders in advance of the two required meetings. The Scheme Circular is attached as exhibit B-1. A second document, the "Listing Particulars," which is similar to a U.S. is also attached as an exhibit to this declaration. See Exhibit B-2. The Listing Particulars will not be distributed automatically to shareholders, but will be available free of charge through a number of channels as described in the Scheme Circular.

D.   Rule 54

         Under Rule 54, the Commission may not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator ("EWG") or Foreign Utility Company ("FUCO") upon the registered holding company system "if Rules 53(a), (b) and (c) are satisfied." National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./1/

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/1/  As the Commission noted in The National Grid Group plc, Holding Co. Act
     Release No. 27154 (March 15, 2000), National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.
----------

Due to the level of National Grid's aggregate investment in EWGs and FUCOs and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53(a) and consequently, it must demonstrate that it complies with Rule 53(c).

     National Grid's aggregate investment, as defined in Rule 53(a), in EWGs and FUCOs and its capital structure at the time of its merger with the New England Electric System/2/ and as of March 31, 2001 are shown below.

----------------------------------------------------------------------------------------------------------
                    Aggregate EWG     Consolidated      Aggregate         Equity as a %     Debt as a % of
                    and FUCO          Retained          Investment as %   of Total          Total
                    Investment        Earnings ("CRE")  of CRE            Capitalization    Capitalization
----------------------------------------------------------------------------------------------------------
Pro forma to        $3,532 mm         $1,748 mm         202%              28.5%             73.4%
reflect NEES
merger as of
September 30, 1999
----------------------------------------------------------------------------------------------------------
As of March 31,     $3,488 mm         $3,520 mm         99%               41%               59%
2001
----------------------------------------------------------------------------------------------------------

     National Grid also notes that none of the conditions described in paragraph
(b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any National Grid associate company in which a plan of reorganization has not been confirmed, (2) the average consolidated retained earnings for the two most recent semiannual periods has not decreased by 10 percent from the average for the previous two semiannual periods, and (3) in the past fiscal year, National Grid has not reported operating losses attributable to its direct or indirect investments in EWGs and FUCOs./3/ Indeed, National Grid's interests in EWGs and FUCOs have contributed positively to its consolidated earnings during the period since the March Order. For the year ended March 31, 2001, National Grid's FUCO investments, principally its established U.K. transmission business, contributed substantially to the National Grid Group's profitability. Out of total operating profit before exceptional integration costs and goodwill amortization of 731.9 million pounds sterling ($1,039.3 mm),/4/ the U.K. transmission group contributed 486.3 million pounds sterling ($690.5 mm), while the National Grid USA group contributed 293.6 million pounds sterling ($416.9 mm).

----------
/2/ As described in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000).

/3/ Some of National Grid's telecommunications and metering ventures held as direct or indirect subsidiaries of National Grid Holdings Limited, National Grid's FUCO, have reported operating losses in the last fiscal year. Nevertheless, National Grid Holdings Limited, on a consolidated basis, has been profitable.

/4/ Pound sterling amounts have been translated into dollars at 1.0 pounds = $1.42.
----------

     National Grid is in full compliance with the conditions of Rule 53(c). Under Rule 53(c), "[a]n applicant that is unable to satisfy the requirements of paragraphs (a) and (b) of this section must affirmatively demonstrate that the proposed issue and sale of a security to finance the acquisition of an exempt wholesale generator, or the guarantee of a security of an exempt wholesale generator (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of state commissions to protect such subsidiary or customers.

     The authority sought herein to solicit proxies from National Grid's shareholders will have no effect upon National Grid's investment, direct or indirect, in EWGs or FUCOs. The solicitation of proxies also is not an issuance of securities to finance the acquisition of, or investment in, EWGs or FUCOs that could have the potential to adversely affect the financial soundness of the National Grid system or any of its public utility subsidiaries. Since this declaration does not involve a financing transaction, there is no basis for the Commission to withhold or deny approval for the proposal made in this declaration. The action requested in the instant filing would not have an adverse effect on the financial integrity of the National Grid system, or an adverse impact on National Grid's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

     The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9591 and confirmed by the Commission in The National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) ("March Order"). The March Order notes that in its Application referenced above: (1) National Grid demonstrated that it had an investment grade credit rating; (2) a history of positive contributions to earnings from National Grid Company (the most significant part of National Grid's FUCO operations); (3) that the Application contained various commitments by National Grid to maintain its financial strength, and (4) that the public utility subsidiaries in the National Grid system were insulated from the direct effects of EWG and FUCO investments. Lastly, the Application notes that National Grid has demonstrated expertise and sound management skills with respect to its operation of the high-voltage system in England and Wales and that its project review procedures are stringent. Based on all these factors, the Commission found in the March Order that "National Grid has made the requisite showing under Rule 53(c)."

Item 2.   Fees, Commissions and Expenses

     National Grid will describe in an amendment the fees and expenses payable in connection with the proposed solicitation.

Item 3.   Applicable Statutory Provisions

     Section 12(e) of the Public Utility Holding Company Act of 1935 ("Act") provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. This declaration is being filed pursuant to Rule 62, which provides, generally that no solicitation shall be made except pursuant to a declaration with respect to such solicitation which has become effective.

Item 4.   Regulatory Approval

     The UK securities regulator, the UK Listing Authority, will review the disclosure in the Scheme Circular and the Listing Particulars. In addition, the High Court will review and sanction the Scheme Circular. No state regulatory authority and no Federal regulatory authority, other than the Commission under the Act, has jurisdiction over the proposed solicitation.

Item 5.   Procedure

     The proxy solicitation materials were submitted to the U.K. Listing Authority on September 10, 2001. National Grid expects the U.K. Listing Authority to comment on the Scheme Circular and the Listing Particulars by September 24, 2001, and asks the Commission to also share its comments by that date. National Grid has agreed to submit the Scheme Circular to the High Court on October 4, 2001. Because National Grid should not make substantive changes to the proxy materials after they are submitted to the High Court, National Grid requests that the Commission review the proxy materials concurrently with the U.K. Listing Authority.

     The timetable described in the preceding paragraph is necessary to meet the schedule for printing and distributing the Scheme Circular. The current timetable envisages printing of the Scheme Circular on October 12, 2001 and distribution on October 19, 2001. This timing is necessary in order to allow sufficient notice to be given to National Grid shareholders of the Court Meeting and the Extraordinary General Meeting, which are scheduled to take place on November 13, 2001.

     National Grid further requests that the Commission issue and publish, not later than October 10, a notice with respect to the filing of this declaration, and currently therewith, that the Commission enter an appropriate order granting and permitting this declaration to become effective.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the

Commission's decision in this matter. There should not be a thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon entry thereof.

Item 6.   Exhibits and Financial Statements

(a)  Exhibits.

Exhibit B-1    Scheme Circular (to be filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit B-2    Listing Particulars (to be filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit F-1    Opinion of Counsel - National Grid Group plc (to be filed by amendment).

Exhibit F-2    Past Tense Opinion of Counsel (to be filed by amendment).

Exhibit I-1    Form of Notice (to be filed by amendment).

Item 7.   Environmental Effects

     The proposed proxy solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed proxy solicitation.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicant has duly caused this Post-Effective Amendment No. 1 to its declaration, File No. 70-9773, to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  September 14, 2001                   By: /s/ Jonathan M.G. Carlton
                                                    ---------------------
                                            Jonathan M.G. Carlton
                                            Vice President and Director
                                            of Regulatory Research
                                            National Grid USA